                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               DATE: MAY 15, 2001


                                     UBS AG
                               (Registrant's Name)

                   Bahnhofstrasse 45, Zurich, Switzerland, and
                      Aeschenvorstadt 1, Basel, Switzerland
                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F  \X\            Form 40-F  \ \

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes \ \                   No \X\

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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         On 3 November 2000, Paine Webber Group Inc. ("PaineWebber") merged with and into UBS Americas Inc., a Delaware corporation which is a wholly-owned subsidiary of UBS AG.

         The following unaudited pro forma financial statement presents the condensed consolidated income statement of UBS AG and PaineWebber for the year ended 31 December 2000, as if the merger had occurred on 1 January 2000. The presentation is made on the basis of International Accounting Standards (IAS), and net income is reconciled to U.S. GAAP.

         UBS AND PAINEWEBBER UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                                INCOME STATEMENT
                       FOR THE YEAR ENDED 31 DECEMBER 2000

         The following unaudited pro forma financial statement presents the condensed consolidated income statement of UBS and PaineWebber for the year ended 31 December 2000, as if the merger had occurred on 1 January 2000. The presentation is made on the basis of International Accounting Standards (IAS), and net income is reconciled to U.S. GAAP. The unaudited pro forma condensed consolidated income statement for the year ended 31 December 2000 is derived from the audited consolidated financial statements of UBS for the year then ended and from the unaudited consolidated income statement of PaineWebber for the period from 1 January to 3 November 2000, the date of the consummation of the merger, as adjusted to IAS and translated into Swiss francs, after giving effect to the pro forma adjustments described in the notes to the UBS and PaineWebber unaudited pro forma condensed consolidated income statement. These adjustments have been determined as if the merger took place on 1 January 2000. This information has been prepared from, and should be read together with, the respective historical consolidated financial statements of UBS and PaineWebber.

                       FOR THE YEAR ENDED 31 DECEMBER 2000

                                PAINEWEBBER                                                                 UBS AG AND
                                   PERIOD                      UBS AG AND                                   PAINEWEBBER
                                  1-JAN TO                     PAINEWEBBER                                  CONSOLIDATED
                                  3-NOV-00        UBS AG        COMBINED       PRO FORMA                     PRO FORMA
                                   CHF (1)         CHF            CHF        ADJUSTMENTS (2)     REF (2)        CHF
                                   -------         ---            ---        ---------------     -------     -----------
(IN MILLIONS, EXCEPT PER
SHARE DATA AND WEIGHTED
AVERAGE NUMBER OF SHARES)

OPERATING INCOME
Interest income                     6,071         51,745          57,816                                        57,816
Less: interest expense              5,175         43,615          48,790            983           b,d           49,773
                                 --------    -----------        --------        -------                    -----------
Net interest income                   896          8,130           9,026           (983)                         8,043
Less: Credit loss expense               -           (130)           (130)                                         (130)
                                 --------    -----------        --------        -------                    -----------
Total                                 896          8,260           9,156           (983)                         8,173
Net fee and commission
  income                            5,541         16,703          22,244                                        22,244
Net trading income                  1,287          9,953          11,240                                        11,240
Other income, including
  income from associates              230          1,486           1,716                                         1,716
                                 --------    -----------        --------        -------                    -----------
Total                               7,954         36,402          44,356           (983)                        43,373
                                 --------    -----------        --------        -------                    -----------

OPERATING EXPENSES
Personnel                           5,128         17,163          22,291            277           e,g           22,568
General and administrative          1,853          6,765           8,618           (161)           g             8,457
Depreciation and
  amortization                        216          2,275           2,491            478         a,c,f,g,h        2,969
                                 --------    -----------        --------        -------                    -----------
Total                               7,197         26,203          33,400            594                         33,994
                                 --------    -----------        --------        -------                    -----------
OPERATING PROFIT BEFORE
  TAXES AND MINORITY INTEREST         757         10,199          10,956         (1,577)                         9,379
                                 --------    -----------        --------        -------                    -----------
Tax expense/(benefit)                 269          2,320           2,589           (342)           i             2,247
                                 --------    -----------        --------        -------                    -----------
GROUP PROFIT/(LOSS)                   488          7,879           8,367         (1,235)                         7,132
                                 --------    -----------        --------        -------                    -----------

Less: Minority interests                -             87              87                                            87
                                 --------    -----------        --------        -------                    -----------
NET PROFIT/(LOSS)                     488          7,792           8,280         (1,235)                         7,045
                                 --------    -----------        --------        -------                    -----------
BASIC EARNINGS PER SHARE                           19.33                                                         16.82
                                             -----------                                                   -----------
DILUTED EARNINGS PER SHARE                         19.04                                                         16.43
                                             -----------                                                   -----------

US GAAP NET PROFIT(3)                              4,437                                                         3,705
                                             -----------                                                   -----------
US GAAP BASIC EARNINGS PER
  SHARE                                            11.01                                                          8.85
                                             -----------                                                   -----------
US GAAP DILUTED EARNINGS
  PER SHARE                                        10.83                                                          8.63
                                             -----------                                                   -----------
SHARES:    BASIC EPS                         403,029,309                                                   418,860,392
                                             -----------                                                   -----------
           DILUTED EPS                       408,525,900                                                   427,895,844
                                             -----------                                                   -----------

         The notes to the UBS and PaineWebber unaudited pro forma condensed consolidated income statement are an integral part of this information.

                                                                          1 of 3
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         NOTES TO THE UBS AND PAINE WEBBER UNAUDITED PRO FORMA CONDENSED
                          CONSOLIDATED INCOME STATEMENT

                              FOR THE YEAR ENDED 31


1. TRANSLATION OF PAINEWEBBER FINANCIAL STATEMENTS

         PaineWebber presented its financial statements on a U.S. GAAP basis and in U.S. dollars. These financial statements have been restated into IAS. The restated income statement of PaineWebber has been translated into Swiss francs at the average rate of CHF 1.688 per U.S. $1.00 for the year ended 31 December 2000.

         This translation should not be taken as assurance that the CHF amounts currently represent U.S. dollar amounts or could have been converted into U.S. dollars at the rate indicated or at any other rate, at any time.

2. PRO FORMA ACQUISITION ADJUSTMENTS

         The unaudited pro forma condensed consolidated financial information records the merger as being accounted for as an acquisition with the excess of the fair value of the consideration over the fair value of net assets acquired being allocated to goodwill.

         a. This entry records the incremental amortization of CHF 700 million goodwill and other intangibles.

         b. This entry records incremental interest expense of CHF 1,039 million on merger-related short-term debt.

         c. This entry reverses CHF 130 million of depreciation and amortization expenses recognized by PaineWebber prior to the merger, relating to fixed assets whose book values exceeded their fair value at the time of the merger.

         d. This entry records incremental amortization of net premium (CHF 56 million) resulting from the fair market valuation of PaineWebber debt.

         e. This entry records incremental compensation expense of CHF 395 million relating to the employee retention bonus program, established as part of the merger.

         f. This entry records the incremental amortization (CHF 7 million) of the fair market valuation of lease obligations.

         g. This entry reverses the effect of CHF 290 million of non-recurring charges recognized by the Group in 2000 which resulted directly from the acquisition and CHF 68 million of direct charges relating to the merger, incurred and expensed by PaineWebber prior to the acquisition.

         h. This entry reverses CHF 19 million of goodwill amortization recognized by PaineWebber prior to the merger.

         i. This entry records the tax effects of the relevant pro forma adjustments arising from the acquisition at an effective rate of approximately 37% resulting in a net tax benefit of CHF 342 million for the year ended 31 December 2000.

         j. For purposes of calculating earnings per share, the effects of a share repurchase program associated with the acquisition funding have been reflected in the determination of weighted average outstanding shares as if the program had been executed at the pro forma acquisition date.


Additional Information

         Additional information on the PaineWebber acquisition is included in Notes 2 and 43 of UBS AG's Annual Report on Form 20-F for the year ended 31 December 2000, which UBS AG filed with the SEC on 15 March 2001.

                                                                          2 of 3


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3. US GAAP pro forma reconciliation

         The adjustments to reconcile the pro forma net income under IAS to pro forma net income under US GAAP consist of CHF (3,355) million of adjustments of UBS for the year ended 31 December 2000, which are described in Note 41 of UBS AG's Annual Report on Form 20-F for the year ended 31 December 2000 and CHF 15 million of adjustments arising from the conversion to IAS of PaineWebber's results for the period 1 January to 3 November 2000.

                                                                          3 of 3
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      UBS AG



                                      By:    /s/ Robert Dinerstein
                                          -----------------------------------
                                           Name:  Robert Dinerstein
                                           Title  Managing Director

                                      By:   /s/ Robert Mills
                                          -----------------------------------
                                           Name:  Robert Mills
                                           Title: Managing Director



Date:  May 15, 2001